EXHIBIT 10.1

                        FIRST AMENDMENT TO
                        WARRANT AGREEMENT


Inland Resources Inc. (the "Company) has previously entered into a Warrant Agreement ("Agreement") with Kyle R. Miller ("Holder") dated February 28, 1993. Under the terms of Section 2. of the Agreement, the Holder is granted the right, in addition to other rights, to purchase an amount of Common Stock equal to 5% of all new shares of Common Stock issued, at the same purchase price per share as the new issue.

Whereas the Company is also currently in negotiation of a Subscription Agreement (the "Subscription") with Energy Management Corporation (the "Purchaser") for the purchase of 12,000,000 shares of the Company's Common Stock at $.50 per share. As inducement to the Purchaser to enter into the Subscription, the Holder has agreed to reduce the right, as granted under the Agreement, to receive 5% of the subscribed Common Stock (600,000 shares) to 2.5% of the subscribed Common Stock or 300,000 shares at the same purchase price of $.50 per share.

This amendment to the Agreement applies only to the 12,000,000 share Subscription and in no way limits or alters previous grants under the Agreement or future grants under the Agreement.

Agreed to this 19th day of October 1995 by:



/s/ Kyle R. Miller
Kyle R. Miller


/s/ Michael J. Stevens
Inland Resources Inc.
By Michael J. Stevens
Secretary



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